UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

AlerisLife Inc.

(Name of Subject Company)

AlerisLife Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

33832D205

(CUSIP Number of Common Stock)

Jeffrey C. Leer

President and Chief Executive Officer

Two Newton Place

255 Washington Street

Suite 230

Newton, Massachusetts 02458

(617) 796-8387

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Zachary Blume

Suni Sreepada

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199-3600

(617) 951-7663

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by AlerisLife Inc., a Maryland corporation (“ALR” or the “Company”) on February 17, 2023 (as amended or supplemented from time to time, the “Schedule 14D-9”).

The Schedule 14D-9 and this Amendment relate to the cash tender offer (the “Offer”) by ABP Acquisition 2 LLC (“Purchaser”), a wholly owned subsidiary of ABP Acquisition LLC (“ABP”), which is a wholly owned subsidiary of ABP Trust, whose sole trustee and controlling shareholder is Adam D. Portnoy, one of the Company’s managing directors and the chair of its Board of Directors (the “Board”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”) at a price per Share equal to $1.31, net to the seller of such Shares in cash, without interest (the “Offer Price”) and subject to any withholding of taxes in accordance with the Agreement and Plan of Merger, dated as of February 2, 2023 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, ABP and Purchaser, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 17, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Offer is described in the Tender Offer Statement on Schedule TO filed by ABP and Purchaser with the SEC on February 17, 2023, as amended or supplemented from time to time.

The following supplemental disclosures will not affect the consideration to be received by stockholders of the Company in connection with the Offer or the timing of the Offer, which will expire at one minute after 11:59 p.m. Eastern Time, on March 17, 2023, unless Purchaser has extended the Offer in accordance with the terms of the Merger Agreement.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 9. Exhibits

Item 9 is hereby amended and supplemented as follows:

The following exhibit is hereby added:

Exhibit No.	Description
(a)(5)(D)	Email sent to employee-stockholders of the Company and The RMR Group, LLC, dated March 10, 2023, from Timothy Bonang, Senior Vice President of the RMR Group LLC (incorporated by reference to the Schedule TO filed by ABP on March 10, 2023).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2023	ALERISLIFE INC.

By: /s/ Jeffrey C. Leer
Name: Jeffrey C. Leer
Title: President and Chief Executive Officer